                                     1994
================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                   FORM 11-K




Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                [Fee Required]


                    For the fiscal year ended July 31, 1994



                         Commission File Number 1-6101












                              PRETAX SAVINGS PLAN
                         FOR THE SALARIED EMPLOYEES OF
                                   ROHR, INC.

              ---------------------------------------------------
                           (Full Title of the Plan)






                                  ROHR, INC.
         (Name of Issuer of the Securities Held Pursuant to the Plan)
             850 LAGOON DRIVE, CHULA VISTA, CALIFORNIA 91910-4308
                   (Address of principal executive offices)
                                (619) 691-4111
                                (Telephone No.)



================================================================================

THE PRETAX SAVINGS PLAN FOR THE
SALARIED EMPLOYEES OF ROHR, INC.


TABLE OF CONTENTS
- - -------------------------------------------------------------------------------


                                                                     PAGE
INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS AS OF JULY 31, 1994 AND 1993
 AND FOR THE YEARS THEN ENDED:

 Statements of Net Assets Available for Benefits                       2

 Statements of Changes in Net Assets Available for Benefits           3-4

 Notes to Financial Statements                                        5-9

SCHEDULE AS OF JULY 31, 1994 PROVIDED IN COMPLIANCE WITH
 THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR
 REPORTING AND DISCLOSURES UNDER THE EMPLOYEE RETIREMENT
 INCOME SECURITY ACT OF 1974:

 Item 27a - Schedule of Assets Held for Investment                     10


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

              (LETTERHEAD OF DELOITTE & TOUCHE LLP APPEARS HERE)


INDEPENDENT AUDITORS' REPORT

To the Committee for the Administration of the Rohr, Inc. Savings Plans:

We have audited the accompanying statements of net assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of July 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of July 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
October 19, 1994


THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JULY 31, 1994 AND 1993
____________________________________________________________________________

                                             1994                 1993
INVESTMENTS IN MASTER TRUST FUNDS      $149,420,904.00      $159,979,213.00

PARTICIPANT LOANS RECEIVABLE              9,420,924.00        12,201,522.00

INVESTMENT IN ROHR LEGEND STOCK           1,450,265.00         1,763,209.00

NET ASSETS AVAILABLE FOR BENEFITS      $160,292,093.00      $173,943,944.00

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1994
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                 Capital         Rohr        Rohr       Participant
                                                 Equity       Accumulation       Stock      Legend        Loans
                                                  Fund            Fund           Fund        Stock      Receivable       Total
NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                             $78,820,290    $ 79,542,526    $1,616,397   $1,763,209   $12,201,522  $173,943,944

ADDITIONS:
 Contributions:
  Employees                                      5,796,525       5,371,655                                             11,168,180
  Employer                                                                     1,499,422                                1,499,422
                                               -----------    ------------    ----------                              -----------
                                                 5,796,525       5,371,655     1,499,422                               12,667,602
 Plan interest in Master Trust investment
  income:
  Net appreciation (depreciation) in fair value
   of investments                                1,239,032      (3,219,987)      896,221                                (1,084,734)
  Dividends                                      2,939,865                                                               2,939,865
  Interest                                         156,307       4,771,113         2,491                                 4,929,911
                                               -----------    ------------    ----------                              ------------
                                                 4,335,204       1,551,126       898,712                                 6,785,042
 Net appreciation in fair value of investments                                                391,138                      391,138
 Interest income                                                                                            480,880        480,880
                                               -----------    ------------    ----------   ----------   -----------   ------------
                                                10,131,729       6,922,781     2,398,134      391,138       480,880     20,324,662

 Withdrawals and benefit payments               13,472,027      15,540,421         4,737      704,082     3,485,558     33,206,825
 Administrative expenses                           476,811         278,446        14,431                                   769,688
                                               -----------    ------------    ----------   ----------   -----------   ------------
                                                13,948,838      15,818,867        19,168      704,082     3,485,558     33,976,513
                                               -----------    ------------    ----------   ----------   -----------   ------------
NET INCREASE (DECREASE) PRIOR TO
 INTERFUND TRANSFERS                            (3,817,109)     (8,896,086)    2,378,966     (312,944)   (3,004,678)   (13,651,851)
INTERFUND TRANSFERS                              3,138,997      (3,363,077)                                 224,080
                                               -----------    ------------    ----------   ----------   -----------   ------------
NET INCREASE (DECREASE)                           (678,112)    (12,259,163)    2,378,966     (312,944)   (2,780,598)   (13,651,851)
                                               -----------    ------------    ----------   ----------   -----------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                   $78,142,178    $ 67,283,363    $3,995,363   $1,450,265   $ 9,420,924   $160,292,093
                                               ===========    ============    ==========   ==========   ===========   ============

See notes to financial statements.


THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JULY 31, 1993
__________________________________________________________________________________________________________________________________

                                                                      Capital          Rohr           Rohr          Participant
                                                      Equity        Accumulation       Stock         Legend           Loans
                                                       Fund             Fund            Fund          Stock         Receivable
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                   $71,109,316     $79,981,884     $   71,152      $1,318,637      $10,345,773

ADDITIONS:
  Contributions:
    Employees                                           7,332,688       7,812,125
    Employer                                               14,767          65,751      1,794,202       1,295,528
                                                      -----------     -----------     ----------      ----------

                                                        7,347,455       7,877,876      1,794,202       1,295,528
  Plan interest in Master Trust investment
    income:
    Net appreciation (depreciation) in fair value
      of investments                                    5,429,872         746,657       (235,491)
    Dividends                                           2,944,802
    Interest                                              173,708       5,416,393       1,620.00
                                                      -----------      ----------     ----------

                                                        8,548,382       6,163,050       (233,871)
  Net depreciation in fair value of investments                                                         (492,075)
  Interest income                                                                                                         426,640
                                                      -----------      ----------      ---------       ---------        ---------

                                                       15,895,837      14,040,926      1,560,331         803,453          426,640
DEDUCTIONS:
  Withdrawals and benefit payments                      8,400,374      12,132,229          4,391         358,881
  Administrative expenses                                 399,837         303,598         10,695
                                                      -----------     -----------     ----------       ---------        ---------

                                                        8,800,211      12,435,827         15,086         358,881
                                                      -----------     -----------     ----------       ---------        ---------
NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                                             7,095,626       1,605,099      1,545,245         444,572          426,640
INTERFUND TRANSFERS                                       615,348      (2,044,457)     1,429,109
                                                      -----------     -----------     ----------       ---------       ----------

NET INCREASE (DECREASE)                                 7,710,974        (439,358)     1,545,245         444,572        1,855,749
                                                      -----------     -----------     ----------       ---------       ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                         $78,820,290     $79,542,526     $1,616,397      $1,763,209      $12,201,522
                                                      ===========     ===========     ==========      ==========      ===========


                                                           Total
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                     $  162,826,762

ADDITIONS:
  Contributions:
    Employees                                               15,144,813
    Employer                                                 3,170,248
                                                          ------------

                                                            18,315,061
  Plan interest in Master Trust investment
    income:
    Net appreciation (depreciation) in fair value
      of investments                                         5,941,038
    Dividends                                                2,944,802
    Interest                                                 5,591,721
                                                            ----------

                                                            14,477,561
  Net depreciation in fair value of investments               (492,075)
  Interest income                                              426,640
                                                           -----------

                                                            32,727,187
DEDUCTIONS:
  Withdrawals and benefit payments                          20,895,875
  Administrative expenses                                      714,130
                                                         -------------

                                                            21,610,005
                                                         -------------
NET INCREASE PRIOR TO INTERFUND
  TRANSFERS                                                 11,117,182
INTERFUND TRANSFERS
                                                           -----------

NET INCREASE (DECREASE)                                     11,117,182
                                                          ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                             $173,943,944
                                                        ==============

See notes to financial statements.

THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JULY 31, 1994 AND 1993
- - -------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    General - The Plan is a profit sharing plan, first made effective January 1, 1966, and last amended December 7, 1992. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Effective August 1, 1983, the Plan was amended and restated to incorporate the requirements for a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code and redesignated as The Pretax Savings Plan for the Salaried Employees of Rohr, Inc.

    Purpose of the Plan - The purpose of the Plan is to provide eligible employees of Rohr, Inc. (the "Company") with the opportunity to accumulate personal savings on a pretax basis with the Company's assistance and to encourage participant's working productivity by permitting them to participate in the potential growth of the company through interests in Company stock which shall be held for their benefit in the Plan.

    Participation in the Plan - Employees of the Company are eligible to participate in the Plan if they: (1) are actively employed on the last business day of the Plan year in which they were employed and (2) are represented by a labor organization which has signed an agreement making this Plan applicable to such person or (3) are not represented by a labor organization or (4) are temporary employees who have worked 1,000 hours or more during the plan year.

    Contributions under the Plan - Employees, except for highly compensated individuals, may contribute up to 18% of their compensation into the Plan through payroll deductions. The Company contributes to each participating employee's account, except for executive participants wherein no matching is made, an amount equal to 25% of the participant's contribution, not to exceed 1-1/4% of the participant's annual compensation. The Company's matching contribution was reduced from 50% of the participant's contribution, not to exceed 2-1/2% of the participant's annual compensation, effective October 1, 1992. The maximum employee contributions (which are limited by Internal Revenue Service regulations) for calendar years 1994 and 1993 were $9,240 and $8,994, respectively.

    Investment Funds Included Within the Plan - Each participating employee has the option of electing to invest: (1) 100% in either the Capital Accumulation Fund or the Equity Fund or (2) 50% in each fund.

    The Capital Accumulation Fund is invested in fixed income debt obligations of unaffiliated issuers. The Equity Fund is invested in a diversified portfolio of equity and/or debt securities of unaffiliated issuers. No further employee contributions may be invested in Company securities, which are designated as the Rohr Stock Fund. The Company's contribution from March to October of 1992 was made in Rohr Legend Stock (excluding Hagerstown union employees) which is restricted for trading for a two year period. Beginning in October 1992 (February 1993 for Hagerstown union employees), Company contributions were made in cash which was used by the trustee to purchase Rohr common stock.

    Vesting Provisions of the Plan - The participants cumulatively vest 20% in the Company's contributions for each 12 months of service, up to 100%.

    Withdrawals under the Plan - Under the Plan, a participating employee or his legal successors will be entitled to a cash distribution of the value of the investments held in his account upon retirement, death, entry into the armed forces, permanent and total disability, or layoffs. Participants separating from service for whatever reason, have the option of deferring distribution of savings until age 65. Rohr Stock Fund distributions are paid in shares, with residual amounts (fractional shares) paid in cash.

    The Plan does not reflect as liabilities amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid. Such withdrawals payable amounted to $3,907,638 and $5,579,380 at July 31, 1994 and 1993, respectively.

    A participant may withdraw, not more than once each Plan year, an amount equal to all or a portion of the value of the investments held in the participant's account attributable to the participant's contributions, and the value of the investments attributable to that portion of the Company's contributions that has become vested and is greater than two years old until the participant has been in the Plan 5 years.

    Withdrawals by participants must be made of all withdrawal amounts in each available category below (listed in descending order) before amounts in the next following category may be withdrawn:

    1.   Participant contributions prior to August 1, 1983;

    2.   Company contributions prior to August 1, 1983;

    3.   Company contributions after July 31, 1983;

    4.   Transfers from employee benefit plans of other companies.

    Prior to age 59-1/2 participants are allowed to make withdrawals from their contributions made after July 31, 1983 on a hardship basis only.

    Withdrawals are subject to the following conditions:

      1. A partial withdrawal must be at least $100 and any additional amount must be in increments of $50.

      2. An employee may not contribute more than 5% of his compensation to the Plan until 6 months after the last day of the month in which the notice of withdrawal is approved.

      3. All Company contributions made prior to August 1, 1983 are fully vested and may be withdrawn. Any withdrawal attributable to contributions made by the Company after August 1, 1983 shall be restricted to the vested portion which has been held in such account for at least two years, unless the participant has been in the Plan for 60 months, in which case the participant may withdraw all contributions made by the Company after August 1, 1983.

    A participant may make a partial withdrawal of his contributions, if such a partial withdrawal is approved by the administering committee as required to relieve financial hardship caused by such matters as illness or disability to the employee or a dependent member of his immediate family, or a situation beyond the employee's control involving serious financial loss.

    Forfeiture of Interest under the Plan - Upon a participant's or past participant's separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant's account.

    All amounts forfeited under the Plan will remain in the Plan and will be applied against future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

    Termination of the Plan - The Company expects the Plan to be permanent and continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, Rohr, Inc. must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.

2.  SIGNIFICANT ACCOUNTING POLICIES

    The Plan's financial statements are prepared on the accrual basis of accounting. Plan investments are stated at fair value. Fair values were determined by valuing securities at either closing prices on national stock exchanges or at the average of bid and ask quotations for those securities traded in the over-the-counter market.

3.  INVESTMENTS

    Rohr, Inc. has established Master Trust Funds to provide a medium for the commingling for investment purposes of assets held in trust by Mellon Bank, N.A. under various employee benefit plans qualified under the Internal Revenue Code and maintained by the Company.

    The fair value of the Plan's investments in net assets of the Master Trust Funds and the Plan's interest in each fund as of July 31, 1994 and 1993 were as follows:


                                                       Capital           Rohr
                                       Equity       Accumulation         Stock
July 31, 1994                           Fund            Fund             Fund          Total
Plan's interest                           24.72%          88.34%         88.32%          37.65%

Common stock                        $ 69,792,309                    $ 3,994,107    $ 73,786,416
Preferred stock                        2,751,490                                      2,751,490
United States government securities                 $ 59,656,289                     59,656,289
Corporate obligations                         74                                             74
Cash and cash equivalents              6,219,681       6,474,107        101,920      12,795,708
Other assets, net of liabilities        (621,376)      1,152,967       (100,664)        430,927
                                    ------------    ------------    -----------    ------------
Plan's investment                   $ 78,142,178    $ 67,283,363    $ 3,995,363    $149,420,904
                                    ============    ============    ===========    ============

                                                               Capital                 Rohr
                                         Equity              Accumulation             Stock
July 31, 1993                             Fund                   Fund                  Fund                Total
Plan's interest                            24.86%                 88.09%               79.55%             39.08%

Common stock                          $70,917,026                                  $1,330,155        $72,247,181
Preferred stock                         3,040,022                                                      3,040,022
United States government securities       572,819            $63,484,047                              64,056,866
Corporate obligations                     226,206                                                        226,206
Cash and cash equivalents               3,397,876             16,594,401              286,120         20,278,397
Other assets, net of liabilities          666,341               (535,922)                 122            130,541
                                      -----------            -----------           ----------       ------------
Plan's investment                     $78,820,290            $79,542,526           $1,616,397       $159,979,213
                                      ===========            ===========           ==========       ============





    The Plan's interest in the Rohr Stock Fund represents 347,314 and 154,221 shares of Rohr, Inc. stock as of July 31, 1994 and 1993, respectively.

    Beginning in fiscal 1992 the Company established the Rohr Legend Stock Fund for the purpose of investing the employer contribution in restricted stock of Rohr, Inc. which is restricted from trading for a two year period.

4.  PARTICIPANT LOANS RECEIVABLE

    Participant loans receivable consists of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4-1/2 years and provide fixed interest rates based upon federal short-term rates (5.49% and 3.88% at July 31, 1994 and 1993). Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon Federal long-term rates (7.22% and 6.41% at July 31, 1994 and 1993). Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal weekly or bi-weekly installments through payroll deductions.

5.  TAX STATUS

    The Company has obtained a determination letter from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code and is exempt from Federal income tax under Section 501(a) of the Code.

6.  PARTICIPANT UNITS AND UNIT VALUES

    The ending monthly participant units and unit values for the years ending July 31, 1994 and 1993 were as follows:

                                                                 Capital
                          Equity Fund                        Accumulation Fund                         Rohr Fund
                --------------------------------          --------------------------           -------------------------
       1994              Units      Unit Value              Units       Unit Value             Units         Unit Value
       August         2,251,141       $9.78               18,193,624      $4.37                3,055,702       $1.11
       September      8,054,748        9.75               18,161,568       4.38                2,816,402        1.08
       October        7,961,878        9.92               17,957,952       4.39                2,868,256        1.16
       November       7,787,072        9.84               17,449,494       4.39                2,918,933        1.32
       December       7,844,814       10.02               16,986,073       4.40                2,919,257        1.64
       January        7,915,992       10.43               17,020,020       4.43                3,003,960        1.58
       February       7,943,660       10.12               16,809,393       4.39                3,045,568        1.48
       March          7,719,112        9.60               15,793,435       4.36                2,999,581        1.35
       April          7,676,866        9.76               15,648,901       4.34                3,046,382        1.28
       May            7,732,626        9.86               15,676,213       4.35                3,100,623        1.39
       June           7,765,250        9.68               15,556,658       4.35                3,321,411        1.53
       July           7,841,506        9.97               15,311,509       4.39                3,241,164        1.68

                                                                   Capital
                         Equity Fund                           Accumulation Fund                           Rohr Fund
                --------------------------------        -----------------------------            --------------------------

       1993             Units       Unit Value               Units        Unit Value              Units        Unit Value
       August         8,446,965       $8.25                20,094,742       $4.07                1,201,539       $1.60
       September      8,414,069        8.37                19,867,535        4.13                1,418,491        1.64
       October        8,292,429        8.33                19,388,994        4.07                1,733,663        1.62
       November       8,292,273        8.67                19,221,069        4.05                1,839,724        1.46
       December       8,282,676        8.81                19,306,278        4.09                1,968,428        1.79
       January        8,415,200        8.96                19,249,351        4.18                2,075,137        1.80
       February       8,422,932        9.04                18,838,422        4.24                2,149,734        1.47
       March          8,483,777        9.31                18,948,949        4.25                2,267,960        1.40
       April          8,437,402        9.22                18,399,785        4.29                2,339,023        1.33
       May            8,311,633        9.41                18,382,326        4.27                2,409,891        1.40
       June           8,476,415        9.43                18,471,165        4.31                2,576,761        1.02
       July           8,312,711        9.48                18,400,695        4.32                2,670,148        1.27

                                  * * * * * *


THE PRETAX SAVINGS PLAN FOR THE SALARIED
EMPLOYEES OF ROHR, INC.


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
AS OF JULY 31, 1994
- - ---------------------------------------------------------------------------------------------------------------------------------

                                                  No. of Shares
                                                  or Ownership               Plan's Investment               Plan's Investment
                                                    Interest                      At Cost                      at Fair Value
Master Trust Funds:
 Equity Fund                                          24.72%                    $ 71,308,078                   $ 78,142,178
 Capital Accumulation Fund                            88.34%                      68,381,897                     67,283,363
 Rohr Stock Fund                                      88.32%                       3,494,289                      3,995,363


Participant loans receivable                                                       9,420,924                      9,420,924

Rohr legend stock                                    126,110                       1,720,677                      1,450,265
                                                                                ------------                   ------------
Total assets held for investment                                                $154,325,865                   $160,292,093
                                                                                ============                   ============


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


                                   Signature



      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                          PRETAX SAVINGS PLAN FOR THE
                                          SALARIED EMPLOYEES OF ROHR, INC.




                                          By:         A.L. MAJORS
                                              _____________________________
                                              A.L. Majors, Chairman
                                              Administrative Committee for the
                                              Pretax Savings Plan for the
                                              Salaried Employees of
                                              Rohr, Inc.



Date:  November 17, 1994.

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